Filed by Enova International, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Grasshopper Bancorp, Inc.

Commission File Number: 001-35503

Enova International

Update Call

Event Date/Time: December 11, 2025 — 8:30 a.m. E.T.

Length: 31 minutes

Corporate participants

Lindsay Savarese

Enova International — Investor Relations

David Fisher

Enova International — Chief Executive Officer

Steve Cunningham

Enova International — Chief Financial Officer

Conference Call Participants

Moshe Orenbuch

TD Cowen — Analyst

John Rowan

Janney — Analyst

Vincent Caintic

BTIG — Analyst

Bill Ryan

Seaport Research Partners — Analyst

John Hecht

Jefferies — Analyst

PRESENTATION

Operator

Good day and welcome to the Enova International Update Call. All participants will be in a listen-only mode.

Should you need assistance, please signal a conference specialist by pressing the * key, followed by 0.

After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press *, then 1 on your touch-tone phone. And to withdraw your question, please press *, then 2.

Please note this event is being recorded.

I would now like to turn the conference over to Ms. Lindsay Savarese, Investor Relations for Enova. Please go ahead.

Lindsay Savarese — Investor Relations, Enova International

Thank you, Operator, and good morning, everyone.

Enova announced this morning that it has signed a definitive agreement to acquire Grasshopper Bancorp and its wholly owned subsidiary, Grasshopper Bank N.A.

You may obtain a copy of the transaction press release on the Investor Relations section of our website at ir.enova.com, along with a presentation discussing the transaction.

With me on today’s call are David Fisher, Chief Executive Officer of Enova, and Steve Cunningham, Chief Financial Officer of Enova.

This call is being webcast and will be archived on the Investor Relations section of Enova’s website.

Before I turn the call over to David, I’d like to note that today’s discussion will contain forward-looking statements and, as such, is subject to risks and uncertainties. These risks and uncertainties include those risk factors discussed in the most recent reports on Form 10-Q and 10-K, as well as those discussed in the press release and presentation announcing this acquisition.

Any forward-looking statements that are made on this call are based on assumptions as of today, and we undertake no obligation to update these statements as a result of new information or future events.

Also, throughout this discussion, we may refer to non-GAAP financial measures, which are intended to enhance the understanding of our performance, not substitute for comparable GAAP measures. Definitions of these non-GAAP financial measures are included in the presentation. They are also in our most recent Form 10-K and Forms 10-Q, which include a full description of non-GAAP measures and reconciliations to the nearest GAAP measures.

And with that, I’d like to turn the call over to David.

David Fisher — Chief Executive Officer, Enova International

Thank you, Lindsay, and good morning, everyone. Thank you for joining us today.

Earlier this morning, we announced we have signed a definitive agreement to acquire Grasshopper Bank in a cash and stock transaction valued at $369 million. We’re very excited about this powerful combination, and I’m delighted to warmly welcome the entire Grasshopper team to Enova.

Acquiring a bank has been an aspiration of ours for a long time, and we believe we have found the perfect partner, and we believe now is the perfect time to move forward with this important strategic step.

Grasshopper Bank is a client-first, full-service digital bank serving the business and innovation economy. Like Enova, Grasshopper is known for providing solution-driven products and superior service through a combination of leading product offerings, passionate people, and modern technology.

Grasshopper launched in 2019 and has grown to $1.4 billion in assets, anchored by a growing deposit base and a focused lending portfolio. Its strategy is quite similar to Enova’s, as it emphasizes disciplined credit, diversified funding, and the use of digital channels to acquire and serve customers efficiently.

By uniting Enova’s sophisticated online lending platform with Grasshopper’s national charter and deposit-gathering capabilities, we will be able to provide access to more consumers and small businesses who have traditionally been underserved by banks.

By simplifying our product and operational model under this charter, we believe there are significant opportunities to accelerate the growth of our existing products with enhanced ability to serve our customers in more states, as well as an ability to expand into new complementary products.

As a result, and as Steve will discuss in more detail, from a financial perspective, the benefits of this transaction are substantial. We anticipate meaningful and achievable synergies through geographic expansion, lower funding costs, and further product diversification.

After closing, Enova will become a bank holding company, and Grasshopper will be the bank’s subsidiary. Mike Butler, the current CEO of Grasshopper, will serve as president of Grasshopper. There’s probably no one in the country with more expertise in building digital banks than Mike, and we couldn’t be more excited to have him on the team. Mike will report to Steve Cunningham, who’ll be appointed CEO of Grasshopper.

As a reminder, in July we announced that Steve will assume the role of CEO of Enova effective January 1, 2026, at which time I will transition to executive chairman of the board. Given Steve’s nine years at Enova and his deep banking and financial services experience, I’m confident that he is the right leader to see Enova through its next phase of growth.

As I mentioned back in July, I intend to serve as executive chairman for a minimum of two years. During that time, I’ll be very focused on facilitating a smooth transition and supporting the seamless integration of Grasshopper.

Our mission has been steadfast since day one—helping hardworking people get access to fast, trustworthy credit. And over the past 20 years, we have helped more than 13 million customers. This transaction accelerates our ability to execute on this mission by directly expanding access to more customers with more products, more efficiently, and more broadly than ever.

Now, Steve will discuss the transaction, rationale, and the financial aspects in more depth. Steve?

Steve Cunningham — Chief Financial Officer, Enova International

Thanks, David. And good morning, everyone.

I’d like to add my personal welcome to the entire team at Grasshopper. We look forward to working together to continue delivering innovative, tech-forward financial solutions nationwide.

As David mentioned, we’re thrilled to announce our agreement to acquire Grasshopper. We’re paying $369 million in total consideration to Grasshopper shareholders in the form of approximately 50 percent cash and 50 percent newly issued Enova shares, with stock options and warrant holders to also receive cash.

The transaction was unanimously approved by our board of directors and is subject to regulatory approvals from the OCC and the Federal Reserve, Grasshopper shareholder approval, and other customary closing conditions. We expect the transaction to close in the second half of 2026.

As you may have seen, we posted a presentation on our website this morning highlighting the strategic benefits of the transaction, which we believe will enhance our ability to produce consistent and sustainable growth and deliver significant financial benefits.

Our strength in online lending, combined with Grasshopper’s expertise in online deposit gathering, creates a powerful pairing that makes the combined company stronger and positions us to serve our customers even better than we do today.

With a unified regulatory framework under federal bank supervision, we have the opportunity to offer more consistent products across a greater number of states, which we expect to simplify compliance, risk management, and back-office operations.

We’ve significantly diversified our lending business over the last decade, and that has been key to our ability to navigate varying operating environments while producing consistently strong financial results. This transaction builds upon that progress by expanding our consumer geographic footprint and introducing new products, such as small business administration lending, secure consumer lending, and lending products tied to consumer depository accounts.

We expect expanded lending products, access to new markets, and operational simplification, combined with our marketing expertise, nimble machine learning-powered risk management, and disciplined unit economics approach to deliver revenue synergies of between $175 million and $230 million annually within the first two years post-closing.

The Grasshopper team has built an award-winning and world-class deposits business, and its powerful online deposit capabilities will immediately diversify the funding profile of Enova. Through its direct and Banking-as-a-Service deposit offerings, Grasshopper holds approximately $3 billion of relatively low-cost deposits, on and off balance sheet, that will further enhance our balance sheet strength and flexibility, lower our funding costs, and we expect will deliver funding synergies of between $50 million and $100 million annually within the first two years post-closing.

It’s important to note that our business plan does not assume any material operational cost savings. In fact, we expect to thoughtfully invest in our infrastructure and capabilities to bring Enova and Grasshopper together, support meaningful growth, and ensure that Enova smoothly transitions to meet the expectations of operating a bank and bank holding company.

As you can see, the financial benefits of this transaction are tremendous. We expect net synergies to increase adjusted net income by $125 million to $220 million annually within the first two years post-closing, driving adjusted EPS accretion of more than 25 percent, once the synergies are fully realized.

In addition to the powerful economics of the combination, bringing Enova and Grasshopper together creates a top-performing banking organization that is well capitalized with significant liquidity and highly efficient, with ROAs and ROEs expected to be among the best in the industry. There are more financial profile details in the transaction presentation that we posted this morning.

Turning to integration. We believe our cultures are strongly aligned. We’re both digital-first, values-based organizations with a shared focus on innovation. We both have highly flexible online-only business models that serve consumers and small businesses. And we have complementary product offerings that, together, will improve our ability to meet the needs of consumers and businesses, allowing us to take market share from both bank and nonbank competitors.

As a result, we are confident in our ability to execute a successful integration. And we have a successful history of integrating transactions, most notably with our acquisition of On Deck, which we acquired in 2020 during a period of great macroeconomic uncertainty. The strategic and financial benefits of that acquisition, ultimately, have surpassed our expectations.

I think it’s important to reiterate, as I mentioned a moment ago, that the anticipated synergies resulting from the transaction are focused on loan growth and reduced funding costs, not people and operational savings.

The aligned culture, combined with our experienced management teams and operational discipline, position us well to smoothly integrate Grasshopper, combining our banking and lending capabilities to deliver a unified experience for our customers. We recognize the integration will be a large effort and are confident in our talented teams to deliver fantastic results.

To wrap up, let me again express how thrilled I am to welcome Mike Butler and the entire Grasshopper team to Enova. We have a tremendous opportunity to create a leading digital bank that will further scale our business, diversify our revenue, and greatly increase our balance sheet strength and flexibility while driving significant revenue and funding synergies in meaningful EPS accretion.

Aside from my time at Enova, I personally spent more than two decades of my career in the banking industry, and I’m excited to lead the combined company and Enova into its next chapter.

We look forward to discussing our fourth quarter and full year results, as well as additional details of this transaction, on our next earnings call during early 2026.

And with that, we’d be happy to take your questions. Operator?

Q&A

Operator

Thank you. We will now begin the question-and-answer session. To ask a question, you may press *, then 1 on your touch-tone phone. If you’re using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed, and you would like to withdraw your question, please press *, then 2.

And our first question for today will come from Moshe Orenbuch with TD Cowen. Please go ahead.

Moshe Orenbuch — TD Cowen

Great. Thanks very much. I guess, Steve, if there’s a way to kind of give us a little bit of bigger or deeper insight into the synergies, whether it’s by product, type of product that you’ll be offering, either at Enova or Grasshopper, I think that would be very helpful. Thanks.

Steve Cunningham

Yes. Today, in the near term, I think what we’re talking about is we’re not counting on some of the large innovations that we’ve talked about. We’re expecting to continue to offer the products that we offer today.

We expect to be able to expand some of the growth, particularly in our near-prime consumer product, as we have access to more markets, more states across the country.

And we would expect to continue to offer a suite of the products today that, on the revenue side, that Grasshopper offers today, obviously, with some changes as we get further into the integration and closer to the closing.

But most of the real opportunities are going to come from the ability to grow more into these new markets with our near-prime consumer product.

Moshe Orenbuch

Okay. Thanks. And maybe on the opposite side of that, are there things that you will not be able to do that Enova currently does? Or will some of Enova’s current activities be outside the bank? How do we think about that? And does that have any bearing on the transaction?

Steve Cunningham

Yeah. We expect to continue to do everything that we do today. There will be some changes in terms of legal entities but, for example, our subprime CashNet business, we expect to sit outside of our bank subsidiary, but we expect to continue to operate it as we have for 20 years.

Moshe Orenbuch

Okay. But outside of the bank, I guess.

Steve Cunningham

Yes.

Moshe Orenbuch

Okay. Thank you very much.

Steve Cunningham

You bet.

Operator

The next question will come from John Rowan with Janney. Please go ahead.

John Rowan — Janney

Good morning, guys. So you kind of—

Steve Cunningham

Hey, John.

John Rowan

You kind of answered my main question. Cash that operating outside of the bank, so kind of the higher-rate consumer stuff, is still going to be run on a state-by-state basis. Correct?

David Fisher

Yeah. I mean, I think that is our expectation in the near term, John.

And, as you know, that business, we operate in a little bit smaller footprint, but it’s been a nice, growing business. It doesn’t require any external financing, and it tends to be very cash flow positive. So we think it’s a great business that will continue to operate as we have, as I mentioned before, for a very long time. We’re just—we don’t need it to be sitting inside of the bank subsidiary, when we look down the road, for that business to be successful.

John Rowan

Okay. And then, can you just give us an idea of the deposit base for Grasshopper? Is it—I’m sure I can take a look at the call reports. I’ve been on calls all morning. Broker deposits? Just give us an idea of what’s kind of core at Grasshopper.

Steve Cunningham

No. They have no broker deposits. It’s a very strong core deposit-driven balance sheet, mostly heavy on consumer.

And they’ve got—as I mentioned before, they’ve got both a commercial direct business and a consumer direct business with an affinity program with the AAA business.

And then they have a large Banking-as-a-Service embedded finance deposit business that is largely focused on small businesses and commercial, which is a great complement to our lending business.

John Rowan

Okay. And then as far as—obviously, you guys repurchased stock. But are there any additional hoops you’ll have to jump through to continue to repurchase stock as a bank holding company?

Steve Cunningham

So, I mean, we’re putting that business plan together, as you know. I think in the near term, we’ll have to make some adjustments to the buyback as we navigate filings and some of the transitions.

But over the long haul, if you just look at our financial profile that we posted out there, very profitable organization and, we expect, capitalize very similarly to where we are today.

So if you look down the road, you should expect that we’re going to have excess capital, and that we will continue to return that to our shareholders where that makes the most sense.

John Rowan

Okay. Thank you very much.

Operator

Your next question will come from Vincent Caintic with BTIG. Please go ahead.

Vincent Caintic — BTIG

Hey. Good morning. Thanks for taking my questions and congratulations.

First, wanted to focus on the revenue synergies, expand on that a bit. First on, I guess, the geographical footprints side, if you can remind us how many states you’re currently in and where you can expand to. If I remember correctly, a couple years ago, you had to exit a couple of states, and that had an EPS impact. So just kind of wondering where you’re at now and where you can expand to geographically.

And then from that product set, kind of synergies, if you can maybe expand on that a bit as well? I saw that Grasshopper is in auto lending, and so just kind of wanting to get maybe a further sense of that near-prime consumer product opportunity that you were discussing. Thank you.

David Fisher

Sure. Yeah. Well, so I think the bulk of the revenue synergies are from our—at least the initial ones are from our existing near-prime products that are mostly originated under the NetCredit brand name.

And in terms of the state expansion, it depends a little bit by the specific products. There’s multiple products under that NetCredit brand, but we’re only covering kind of between 50 percent and 60 percent of the total population in those products today. So there is a very significant opportunity to expand geographically as a result of this transaction.

In terms of Grasshopper’s products, they do have a variety of consumer products, some of which are very interesting to us and that we’ll dive deeper into as we get further in integration. And I think, slightly longer term, although not super long term, we absolutely think there’s the opportunity for additional consumer products. Think of alternative products to what Chime, Cash App and Dave are doing today.

Vincent Caintic

Okay. That’s perfect. All right. Thank you for that. And then last question, just on maybe thoughts on regulatory changes. I think you talked a little bit about it so far, but just any broader thoughts, now that you’re becoming a bank, on how we should think about regulatory framework and any regulatory changes. Thank you.

Steve Cunningham

Yeah. I mean, obviously, we’re very confident that we’ll be able to get through the application processes with the OCC and the Federal Reserve. And we’ve been in dialogue for many years with those organizations, so we are not new to them.

And if you recall, we do—we have bank servicing programs on our NetCredit and small business programs. So we have been servicing commercial banks for many, many years. And as a result of that, there are many aspects of Enova that look very bank-like.

And so I think, while we’ll have to make some pivots to become a bank holding company, a lot of the way we operate the organization should mesh very well with the expectations of the prudential regulators. And from a financial point of view, if you look at our balance sheet and earnings performance, those fit very well with expectations also.

So obviously, we have some work to do, and we’re very focused on it, but we feel very good about making the transition to a bank.

Vincent Caintic

Okay. Great. Very helpful. Thank you.

Operator

Again, if you have a question, please press *, then 1.

Our next question will come from Bill Ryan with Seaport Research Partners. Please go ahead.

Bill Ryan — Seaport Research Partners

Good morning. And I’d also like to extend my congratulations on this acquisition.

A couple of questions, one kind of following up on the last question. Curious about the decision process to become a bank holding company because I’m sure it was analyzed about saying where you are and having an unregulated part of the company and then a regulated part of the company. So if you can maybe elaborate on that a little bit more? And then I have one follow-up.

Steve Cunningham

Yeah. I mean, becoming a bank holding company, I think is the practical answer to the way we’re thinking about structuring the company. And over time, the vast majority of our operations are going to be sitting in the bank subsidiary. And having the nonbank activities, obviously, the Federal Reserve will be focused on those.

But again, as we mentioned before, the bank holding company, and maybe the financial holding company structure, will make the most sense for us going forward as we look at those activities that will not be sitting inside of the bank, which again, I think will be—over time, will become a much smaller part of the consolidated Enova organization.

Bill Ryan

Okay. And as a follow-up, just on the deposit growth strategy. Obviously, you’ve kind of alluded to the fact that it’ll become a bigger part of the business going forward on the funding side. Could you maybe talk about your growth plans for that business? How do you plan to expand and collect deposits?

And maybe a clarification. You talked about an off-balance sheet deposit structure. Could you maybe talk about how that works?

Steve Cunningham

Yeah. I mean, so Grasshopper’s been very successful raising core deposits, more than they can use, for their own asset businesses. So by off-balance sheet, those are deposits that they’ve sold through the syndication networks that deposits are sold through. So step number one is there’s deposits available on their balance sheet and off-balance sheet that we’ll be able to put to use for growing our combined asset businesses right out of the gate.

And then, when you look down the road, bringing the two organizations together with their deposit expertise, bringing our marketing expertise together with that, is going to give us opportunities to do things that we haven’t really done before.

And again, as I highlighted on the call, the opportunities with the deposit synergy with the deposit funding is going to create some synergies that are very significant in the near term for us.

Bill Ryan

Okay. Thanks for taking my questions.

Steve Cunningham

Thanks, Bill.

Operator

Your next question will come from John Hecht with Jefferies. Please go ahead.

John Hecht — Jefferies

Hey, guys. Good morning and thanks for taking my questions and congratulations.

Steve Cunningham

Hey.

John Hecht

A lot of it—a lot of my questions have been asked and answered, but I’m wondering, just trying to think about the structurally—the structural part of it. Like will you—like, do you—will you be reporting it as like a separate segment initially? Or how do we think about kind of the mechanics of the P&L when you guys combine next year?

Steve Cunningham

Yeah. So, John, we have a little bit of work to do on sorting out exactly how we’ll report the new combined organization going forward, but our commitment will be that it’ll be clear, and you’ll be able to understand it. So more to come on that as we get a little closer to the closing next year.

John Hecht

Okay. And then you mentioned that you think the majority of the business, which I assume is like assets and so forth, will be in the bank over time. Is that—do you envision that being mostly the small business? Because, yeah, I looked at the Grasshopper website. It looks like they’re focused more on the small business side of things. Will it be more of the small business category? Or will you be putting both the consumer assets and the business assets in the bank over time?

David Fisher

Yeah. So our small business products, which is our large and growing part of our business, will be within the bank subsidiary, as will our near-prime products, which are probably half—roughly half, depending on what measurement you’re using, of our consumer products will also be within the bank subsidiary. So really, the only things outside of it will be our CashNet products, the deeper subprime products, as well as our Brazilian subsidiary and our payments business, Pangea.

John Hecht

Okay.

David Fisher

We really envision everything else being within the bank.

John Hecht

Okay. That’s super helpful. And then within the bank and the consumer side—yeah, I mean, I guess because of the funding structure and all that, it does seem like you can offer a broader set of customers your financial services. But do you envision new lending products to consumers? Or just more of an extension of your diverse suite of products that you have right now?

David Fisher

Yeah. So a couple things. So those consumer products that we’ll be moving into the bank subsidiary are the products today that we already originate through the bank partners—that we service bank partners through and help them originate today. So something we’re very familiar dealing, which makes that integration relatively easy. It’s basically just Grasshopper kind of becomes a bank partner of us, but we are them, all at the same time. But that’s something we know how to do.

And then, as I kind of alluded to a minute ago, we do think there are a wide variety of additional products we can offer to consumers and small businesses. And an example of those, but certainly not the only ones, were kind of those alternative products that I mentioned, to like Chime, Cash App and Dave.

John Hecht

Yeah. Okay.

Steve Cunningham

John—

John Hecht

Just that that’s—yep? Sorry.

Steve Cunningham

John, I would just add, I mean, today, Grasshopper offers a secured auto loan as well, which there’s potential opportunities to take a look at that product and expand that offering across a broader customer segment.

So we haven’t really been in secured lending in that way before, but that would be one way that we could get started in that on the consumer side.

John Hecht

Yep. Okay. And then, you mentioned Dave and Chime and so forth. And there’s a lot of deposit services and, I guess, customer credit services. And some of those companies also have like subscription kind of services, where the customers or the bank members will pay monthly fees to get access to short-term forms of credit. Is that the type of revenue stream and services you’re considering offering through the bank?

David Fisher

Yeah. I would think probably not the subscription type of businesses. That’s why I kind of said alternatives.

But certainly, Grasshopper already has great consumer deposit products in small business as well. I think utilizing those deposit products to offer loan-linked products to them is a huge opportunity for us. We’ve tried to figure out ways of doing it historically because there is a tremendous amount of power of having insights into customers’ deposits and spending habits. And so being able to do loan products linked to those depository accounts, we think is a very large opportunity.

John Hecht

Great. Well, that’s very exciting, guys. Thanks very much for all the details.

David Fisher

Yeah. Thank you.

Steve Cunningham

Thanks, John.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Mr. David Fisher for any closing remarks. Please go ahead.

David Fisher

Thank you, everyone, for joining us early in the morning today. And as Steve mentioned, we look forward to speaking with you again in January with our Q4 results. Have a great day.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

Important Additional Information will be Filed with the SEC

In connection with the proposed transaction, Enova International, Inc. (“Enova”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of Grasshopper Bancorp, Inc. (“Grasshopper”) and a prospectus of Enova (the “proxy statement/prospectus”), and Enova may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY ENOVA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENOVA, GRASSHOPPER AND THE PROPOSED TRANSACTION. A definitive copy of the proxy statement/prospectus will be mailed to stockholders of Grasshopper when that document is final. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about Enova, free of charge from Enova or from the SEC’s website when they are filed by Enova. The documents filed by Enova with the SEC may be obtained free of charge at Enova’s website, at https://ir.enova.com/sec-filings, or by requesting them by mail at Enova International, Inc., Attention: General Counsel, 175 West Jackson Blvd., Suite 600, Chicago, Illinois 60604.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Enova or Grasshopper. However, Enova, Grasshopper and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Grasshopper in respect of the proposed transaction. Information about Enova’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2024 and other documents filed by Enova with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Enova or a solicitation of any vote or approval with respect to the proposed transaction by Enova or Grasshopper, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You should not place undue reliance on these statements. These forward-looking statements give current expectations or forecasts of future events and reflect the views and assumptions of senior management with respect to, among other things, projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Enova’s and the combined company’s business, financial condition, operations and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction. When used in this communication, terms such as “believes,” “estimates,” “should,” “could,” “would,” “plans,” “expects,” “intends,” “anticipates,” “may,” “forecast,” “project” and similar expressions or variations as they relate to Enova, the combined company or their respective management are intended to identify forward-looking statements.

Forward-looking statements address matters that involve risks and uncertainties that are beyond the ability of Enova to control and, in some cases, predict. Accordingly, there are or will be important factors that could cause the actual results to differ materially from those indicated in these statements. Key factors that could cause the actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements include, but are not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Enova and Grasshopper, including the payment of any termination fee due thereunder; the outcome of any legal proceedings that may be instituted against Enova or Grasshopper; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) or stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the ability to obtain or add bank functionality and a bank charter; the possibility that the anticipated benefits and synergies of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Enova and Grasshopper do business; the possibility that the proposed transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; changes in Enova’s share price before the closing of the proposed transaction; risks relating to the potential dilutive effect of shares of Enova common stock to be issued in the proposed transaction; and other factors that may affect future results of Enova and the combined company.

The foregoing list of factors is not exhaustive and new factors may emerge or changes to these factors may occur that could impact Enova’s or the combined company’s business and cause actual results to differ materially from those expressed in any of our forward-looking statements. Additional information regarding these and other factors may be contained in Enova’s filings with the SEC. Readers of this communication are encouraged to review Enova’s filings with the SEC, including the risks described under “Risk Factors” contained in Enova’s Form 10-K and any updates to those risk factors contained in subsequent Forms 10-Q, to obtain more detail about Enova’s risks and uncertainties. The forward-looking statements in this communication are made as of the date of this communication, and Enova disclaims any intention or obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of this communication. All forward-looking statements in this communication are expressly qualified in their entirety by the foregoing cautionary statements.